Exhibit 12.1

Mediacom LLC

Schedule of Computation of Ratio of Earnings to Fixed Charges

	2011	2010	2009	2008	2007
Earnings:
Income (loss) before income taxes	$41,296	$31,947	$49,437	$4,980	$(16,919)
Interest expense, net	97,681	91,824	89,829	99,639	118,386
Amortization of capitalized interest	1,873	1,828	255	1,706	1,939
Amortization of debt issuance costs	3,903	3,392	1,961	2,039	2,225
Interest component of rent expense(1)	3,111	2,831	3,041	3,133	2,617

Earnings available for fixed charges	$147,864	$131,822	$144,523	$111,497	$108,248

Fixed Charges:
Interest expense, net	$97,681	$91,824	$89,829	$99,639	$118,386
Capitalized interest	1,202	1,632	1,564	2,131	1,729
Amortization of debt issuance cost	3,903	3,392	1,961	2,039	2,225
Interest component of rent expense(1)	3,111	2,831	3,041	3,133	2,617

Total fixed charges	$105,897	$99,679	$96,395	$106,942	$124,957

Ratio of earnings to fixed charges	1.40	1.32	1.50	1.04	—

Deficiency of earnings over fixed charges	$—	$—	$—	$—	$(16,709)

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.